Big Rock Partners Acquisition Corp.

2645 N. Federal Highway, Suite 230

Delray Beach, FL 33483

(310) 734-2300

April 16, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Big Rock Partners Acquisition Corp. Registration Statement on Form S-4 Filed January 27, 2021 File No. 333-252479

Ladies and Gentlemen:

Big Rock Partners Acquisition Corp. (“BRPA”) hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated February 26, 2021, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the response in regular font immediately thereafter. We note that, given the current market uncertainty regarding the accounting of warrants issued by special purpose acquisition companies, this submission is being made without the consent or audit report with respect to the financial statements included therein. We recognize that prior to requesting effectiveness from the Staff we will be required to include those items in a subsequent amendment and request the Staff review the filing while the auditors review the accounting treatment of the warrants.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-4

Cover Page

1. Please revise your disclosure here to clarify, if true, that ZYESAMI has not been approved by the FDA and is not commercialized.

We have revised the disclosure on the cover page of the prospectus included as part of the Registration Statement (the “prospectus”) as requested.

2. Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of BRPA’s public stockholders, the Sponsor and NeuroRx’s stockholders.

We have revised the disclosure on the cover page of the prospectus as requested.

Questions and Answers About the Proposals, page 7

3. We note your reference to a PIPE financing on pages 133 and 139. Please revise here or in the Prospectus Summary, as appropriate, to discuss the material terms of the PIPE. Also, disclose, if applicable, whether the investors are affiliated with either of the constituent companies.

We respectfully inform the Staff that on March 12, 2021 BRPA entered into subscription agreements with certain qualified institutional buyers and institutional accredited investors (the “Investors”), pursuant to which BRPA will, substantially concurrently with, and contingent upon, the consummation of the business combination with NeuroRx, Inc. (“NeuroRx”), issue to the Investors an aggregate of 1,000,000 shares of common stock of BRPA (the “Common Stock”) at a price of $10.00 per share, for aggregate gross proceeds to BRPA of $10,000,000 (the “PIPE”). None of the Investors are affiliated with BRPA or NeuroRx. We have revised the disclosures on pages 24 and 106 of the Registration Statement to discuss the material terms of the PIPE.

I am a BRPA stockholder. Do I have conversion rights?, page 10

4. Please revise here and throughout the prospectus, where appropriate, to disclose the number of redemptions that would cause BRPA to fail to meet the net tangible assets test.

Assuming the PIPE is consummated substantially simultaneously with the consummation of the Merger, BRPA is expected to meet the net tangible assets test even if all public stockholders exercise their conversion rights. We have revised the disclosures on pages 12, 29, 93, 95, 135 and 136 of the Registration Statement as requested.

Summary of the Proxy Statement / Prospectus / Consent Solicitation Statement, page 20

5. Please revise this section, where appropriate, to discuss Big Rock Partners Acquisition Corp.’s current listing on Nasdaq as well as the initial listing application for the combined company that will be required in order for the combined company to be listed on Nasdaq. In addition, please disclose here and on the cover page when you will file the initial listing application for the combined company and whether Nasdaq’s determination will be known at the time that stockholders are asked to vote on the merger agreement.

We have revised the disclosures on the cover page of the prospectus and on pages 6, 7 and 72 of the Registration Statement as requested.

Summary Historical Financial Information

BRPA, page 36

6. We note that the third line item in BRPA’s balance sheet data indicates that no shares of common stock were subject to possible redemption as of September 30, 2020. Elsewhere in the document, including on page 40, your disclosure indicates that 582,278 Public Shares could be redeemed in connection with the Transactions. Please reconcile your disclosure or advise.

We respectfully inform the Staff that BRPA accounts for common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. BRPA’s common stock features certain redemption rights that are considered to be outside of its control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our condensed balance sheets. As of December 31, 2020, there are 552,742 Public Shares subject to possible redemption.

Risk Factors

We must enter into agreements with, and depend upon, one or more partners…, page 69

7. We note your statements that you must enter into a collaboration with one or more partners to assist you in any future product launches. Please revise your disclosure to confirm whether it is planned that your collaboration agreement with Relief Therapeutics will be sufficient to commercialize ZYESAMI in the markets covered under the agreement.

We have revised the disclosures on page 69 of the Registration Statement as requested.

Proposal No. 1 – The Business Combination Proposal

Merger Consideration, page 100

8. We note your disclosure that NeuroRx’s current securityholders have the contingent right to receive an aggregate of $100 million in cash upon the earlier of (i) FDA approval of NeuroRx’s COVID-19 drug and the listing of that drug in the Orange Book and (ii) FDA approval of NeuroRx’s antidepressant drug regimen and the listing of that drug in the Orange Book, in each case, prior to December 31, 2022. Please revise or clarify whether FDA approval of ZYESAMI or NRX-101 would trigger this earnout payment obligation. Please also revise to discuss how the combined company plans to meet this potential payment obligation if it is triggered, including whether the $100 million is payable over a specified time period or must be paid immediately upon achievement of the earnout milestone.

We have revised the disclosures on page 103 of the Registration Statement as requested.

Background of the Transactions, page 103

9. Please identify the investment manager who introduced representatives of BRPA to representatives of NeuroRx and whether that investment manager is affiliated with either company.

We have revised the disclosures on pages 108 and 109 of the Registration Statement as requested.

Big Rock’s Board of Directors’ Reasons for Approval of the Merger Agreement, page 106

10. Please revise here and in the Summary to state the dollar value that the Board attributed to NeuroRx. To the extent that the Board relied exclusively on the market valuation of Relief, revise the Summary to highlight that the Board did not conduct any additional financial or valuation analyses.

We have revised the disclosures on page 112 of the Registration Statement as requested.

Proposal No. 2 – The Charter Proposals

Required Vote to Amend the Charter, page 142

11. We note that you propose to amend your charter such that two-thirds of the voting power of all of the outstanding shares of voting stock of NRX Pharmaceuticals will be required to amend or rescind “certain provisions” of the Proposed Charter. Please revise your disclosure to specify which Proposed Charter provisions would be subject to the supermajority approval requirement.

We have revised the disclosures on pages 8, 25, 91, 147, 148 and 284 of the Registration Statement as requested.

BRPA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 168

12. Please revise to identify the “Investor”.

We have revised the disclosures on page 174 of the Registration Statement as requested.

Beneficial Ownership of Securities of BRPA and NRX Pharmaceuticals, page 170

13. Please revise to disclose the beneficial ownership in the combined company held by officers and directors following the consummation of the Transactions. Please also revise to disclose the ownership in the combined company held by Glytech, LLC and the affiliation between Glytech, LLC and Daniel Javitt.

We have revised the disclosures on pages 176 and 177 of the Registration Statement as requested.

Business of NeuroRx, page 173

14. We note your references throughout to ZYESAMI, RLF-100, VIP and aviptadil. Based on the disclosure throughout your document, each of these terms appears to be a reference to the same product candidate. To the extent this is true, revise your disclosure to refer to this product candidate consistently throughout. Alternatively, please revise the beginning of this section to clearly explain the differences between ZYESAMI, RLF-100, VIP and aviptadil.

Aviptadil is the generic name for synthetically-manufactured VIP, as distinct from the natural peptide. RLF-100 and ZYESAMI are both VIP-derived products, with ZYESAMI being a reformulation of RLF-100. We have revised the disclosures on page 179 of the Registration Statement as requested, and we have revised the disclosures throughout the Registration Statement to distinguish ZYESAMI, RLF-100, VIP and aviptadil.

15. We note your statement that ZYESAMI’s “effectiveness” in COVID-19 is based on the principle that the coronavirus specifically invades the Alveolar Type II cell of the pulmonary epithelium. Efficacy is a determination solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise this statement as well as any similar statements throughout this section, including your disclosure regarding NRX-101 on page 174 and the header on page 180, to remove any implication that your product candidates have been found to be effective.

We have revised the disclosures on page 180 and 187 of the Registration Statement as requested, and we have revised the disclosures throughout the Registration Statement to remove any implication that NeuroRx’s product candidates have been found to be effective.

16. We note the statement on page 173 that ZYESAMI is shown to increase the production of surfactant, block replication of SARS-CoV-2, block cytokine production and block cell death. Please revise to clarify whether NeuroRx conducted these pre-clinical studies and, if not, who conducted them. We further note the statement that VIP is shown to have important potential effects in the treatment of other lung diseases. Please revise your disclosure to clarify whether NeuroRx is developing product candidates for these other lung diseases.

We have revised the disclosures on page 180 of the Registration Statement as requested.

17. We note your statement that the discovery underlying your approach is the synergy when NMDA antagonists are combined with inhibitors of the brain’s 5-HT2A receptor. Please revise to state how this discovery was made and whether it has been observed or replicated in pre-clinical studies or clinical trials.

We have revised the disclosures on pages 180 and 181 of the Registration Statement as requested.

18. Please revise the Business of NeuroRx section, where appropriate, to disclose the nature of NeuroRx’s material intellectual property including the scope of the patent protection for NeuroRx’s product candidates and whether such patents are owned or licensed as well as the duration of any patents, trademarks, licenses, franchises and concessions held by NeuroRx.

We have revised the disclosures on pages 179, 180 and 212 through 215 of the Registration Statement as requested.

Market Opportunity for Our Products

ZYESAMI (Aviptadil), page 176

19. We note your statement here that the preliminary data for inhaled ZYESAMI are “positive” as well as your statement on page 180 that management believes that the initial results of human studies of ZYESAMI are “encouraging.” Please revise to clarify the limitations of preliminary data, and revise to present the supporting preliminary data or tell us where it currently appears in the document.

We respectfully inform the Staff that the phase IIb/III randomized controlled trial of ZYESAMI vs. placebo (NCT 04311697), conducted under FDA Fast Track designation, has achieved its primary and secondary endpoints, and the data is no longer preliminary. We have revised the disclosures on pages 181 and 182 of the Registration Statement as requested.

ZYESAMI (Aviptadil) Mechanism of Action, page 176

20. We note your statement that the Research Foundation of the State University of New York has agreed that it will not grant any other license to Foundation Subject Matter that would allow any third-party to manufacture or sell products or services for the treatment of COVID-19 during the term of the License Agreement. Please revise here and on page 205 to state whether this agreement was made orally or in writing. Refer, if applicable, to Compliance Disclosure Interpretations, Regulation S-K, Question 146.04 concerning oral contracts.

We have revised the disclosures on pages 184 and 208 of the Registration Statement as requested.

21. We note your statement that VIP blocks the replication of coronavirus in the ATII cell and that it prevents cell death while increasing production of surfactant. Please revise to clarify whether these effects were observed in pre-clinical studies or clinical trials and who conducted these studies or trials.

We have revised the disclosures on page 185 of the Registration Statement as requested.

Initial Human Studies of VIP in COVID-19 with Respiratory Failure, page 181

22. We note your comparison of the data from your Expanded Access Protocol (NCT04453839) to the results of the clinical trial of Remdesivir. As you have not conducted head-to-head clinical trials, please revise to remove the comparison.

We have removed the comparison from the Registration Statement as requested.

Critical COVID-19 with Respiratory Failure, page 184

23. Please revise your description of the trial under this heading, as well as the trials under the headings “Critical COVID-19 Prospective Multi-Center Trial” and “Critical COVID-19 with Severe Comorbidity Expanded Access” to disclose who is conducting the trial, the phase of the trial, the primary and secondary endpoints, metrics utilized, the number and nature of any drug-related adverse events and the planned duration of the trail. To the extent any of these trials has been completed, please disclose whether the trial achieved its primary and secondary endpoints.

We have revised the disclosures on pages 193 and 194 of the Registration Statement as requested.

Product Development and Manufacturing, page 191

24. Your disclosure on page 191 indicates that you have signed an exclusive supply agreement with Nephron Pharmaceuticals for the supply of aviptadil and that you have signed an exclusive distribution agreement with Cardinal Health for the warehousing and distribution of aviptadil in the United States and Puerto Rico. Please describe the material terms of these agreements and file them as exhibits to the Registration Statement.

We have revised the disclosures on pages 213 through 216 of the Registration Statement and have filed the agreements and related amendments as Exhibits 10.32, 10.38, 10.39, 10.40 and 10.41 as requested.

Summary of NeuroRx Material In-Licensing Obligations, page 201

25. Please file the agreements referenced in this section as exhibits to the Registration Statement.

We have filed the agreements referenced in this section and related amendments as Exhibits 10.24 through 10.31 and 10.37 of the Registration Statement as requested.

Management of NeuroRx

Executive Employment Arrangements, page 228

26. Please file the employment agreements with Dr. Javitt and Mr. Del Buono and the “Work For Hire” agreement with Mr. Besthoff as exhibits to the Registration Statement.

We have filed the employment agreements with Dr. Javitt and Mr. Del Buono and the Work For Hire agreement with Mr. Bestoff, as well as related amendments, as Exhibits 10.33 through 10.36 of the Registration Statement as requested.

NeuroRx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 240

27. We note your statement that you generated financial projections in partnership with IQVIA that estimate potential gross sales in excess of $1.4 billion for the treatment of COVID-19 in the United States. Please revise to disclose the time period over which these gross sales are projected to be realized. Please also provide the consent of IQVIA in accordance with Rule 436.

We have removed the disclosure relating to the estimated potential gross sales generated in partnership with IQVIA from the Registration Statement.

Material U.S. Federal Tax Consequences, page 257

28. Please revise to state, if true, that the disclosure in this section represents the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP. In this regard, your disclosure on pages 33 and 258 indicates that counsel’s opinion is limited to whether the transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the tax code. As such it is not clear whether the tax opinion covers the tax consequences of the Merger to U.S. Holders of NeuroRx capital stock who exchange their shares. It is similarly unclear whether counsel’s tax opinion extends to BRPA Stockholders who redeem their shares. Please refer to Sections III.B and III.C.3 of Staff Legal Bulletin No. 19 for additional guidance.

We have revised the disclosures on pages 36, 115 and 261 of the Registration Statement as requested.

Description of Capital Stock of NRX Pharmaceuticals, page 276

29. Please revise this section or another section in the body of the prospectus, as appropriate, to describe the material terms of the share subscription facility agreement referred to on page F-54 and file the share subscription agreement as an exhibit to the Registration Statement. In your revisions, please state whether the share-lending option and the warrant issuance obligation would be triggered by the consummation of the transactions described in the Registration Statement as well as the exercise price of the warrants. Alternatively, please tell us why this description and the filing of the share subscription agreement would not be required.

We have revised the disclosures on pages 5, 45, 84, 103, 104 and 246 of the Registration Statement to describe the material terms of the share subscription facility agreement and have filed the share subscription facility agreement as Exhibit 10.42 to the Registration Statement as requested. As disclosed in the Registration Statement, in March 2021, in order to resolve uncertainties around the application of the share subscription facility, NeuroRx and GEM Yield Bahamas Limited (“GEM”) agreed to use their good faith efforts to amend the share subscription facility in order to meet U.S. requirements to issue registered shares following the transactions described in the Registration Statement and NeuroRX agreed to issue to GEM a warrant for 1,053,738 shares of NeuroRx common stock at an exercise price of $15.84 per share (the “GEM Warrant”). The GEM Warrant is not conditional upon any further events or completion of the merger..

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If you have any questions, please do not hesitate to contact me at the above telephone number.

Sincerely,

/s/ Richard Ackerman
Richard Ackerman, Chairman, President and Chief Executive Officer

cc: NeuroRx, Inc.

            Jonathan C. Javitt, MD, MPH

            Alessandra Daigneault, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

            David S. Huntington, Esq.

            David A. Curtiss, Esq.

Graubard Miller

            David Alan Miller, Esq.

            Jeffrey M. Gallant, Esq.